Exhibit 99.1

Yatsen Announces Third Quarter 2024 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on November 20, 2024

GUANGZHOU, China, November 20, 2024 – Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading China-based beauty group, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Highlights

•
Total net revenues for the third quarter of 2024 decreased by 5.7% to RMB677.0 million (US$96.5 million) from RMB718.1 million for the prior year period.

•
Total net revenues from Skincare Brands1 for the third quarter of 2024 increased by 3.6% to RMB267.9 million (US$38.2 million) from RMB258.5 million for the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the third quarter of 2024 were 39.6%, as compared with 36.0% for the prior year period.

•
Gross margin for the third quarter of 2024 increased to 75.9% from 71.4% for the prior year period.
•
Net loss for the third quarter of 2024 was RMB121.1 million (US$17.3 million), as compared with RMB197.9 million for the prior year period. Non-GAAP net loss2 for the third quarter of 2024 was RMB76.6 million (US$10.9 million), as compared with RMB130.2 million for the prior year period.

Mr. Jinfeng Huang, Founder, Chairman and Chief Executive Officer of Yatsen, stated, “China’s beauty industry encountered significant challenges in the third quarter, with beauty sales declining year over year for four consecutive months from June to September. Against this backdrop, our three major clinical and premium skincare brands, including Galénic, DR.WU and Eve Lom, delivered another solid performance, bolstering our skincare segment overall. Going forward, we will continue to execute our development strategy, enhancing brand equity and product mix while further optimizing our cost structure to drive growth and profitability.”

Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen, commented, “Our third quarter total net revenues declined by 5.7% year over year in line with our previous guidance. However, our three major skincare brands together continued to grow steadily, with combined net revenues increasing by 10.5% year over year. Furthermore, we improved our gross margin to 75.9% from 71.4% in the prior year period, while narrowing our net loss margin and non-GAAP net loss margin to 17.9% and 11.3%, respectively. We remain confident in our strategy and execution capabilities, and committed to propelling the Company’s sustainable development.”

1 Include net revenues from Galénic, DR.WU (its mainland China business), Eve Lom and other skincare brands of the Company.

2 Non-GAAP net loss is a non-GAAP financial measure. Effective from the fourth quarter of 2023, non-GAAP net loss is defined as net loss excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill and (v) tax effects on non-GAAP adjustments. Non-GAAP net loss for the prior year period presented in this document is also calculated in the same manner.

Third Quarter 2024 Financial Results

Net Revenues

Total net revenues for the third quarter of 2024 decreased by 5.7% to RMB677.0 million (US$96.5 million) from RMB718.1 million for the prior year period. The decrease was primarily due to a 10.0% year-over-year decrease in net revenues from Color Cosmetics Brands3 , partially offset by a 3.6% year-over-year increase in net revenues from Skincare Brands.

3 Include Perfect Diary, Little Ondine, Pink Bear and other color cosmetics brands of the Company.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2024 increased by 0.2% to RMB513.8 million (US$73.2 million) from RMB512.8 million for the prior year period. Gross margin for the third quarter of 2024 increased to 75.9% from 71.4% for the prior year period. The increase was primarily driven by an increase in sales of higher-gross-margin products.

Operating Expenses

Total operating expenses for the third quarter of 2024 decreased by 12.0% to RMB655.2 million (US$93.4 million) from RMB744.3 million for the prior year period. As a percentage of total net revenues, total operating expenses for the third quarter of 2024 were 96.8%, as compared with 103.6% for the prior year period.

•
Fulfillment Expenses. Fulfillment expenses for the third quarter of 2024 were RMB50.4 million (US$7.2 million), as compared with RMB56.0 million for the prior year period. As a percentage of total net revenues, fulfillment expenses for the third quarter of 2024 decreased to 7.4% from 7.8% for the prior year period. The decrease was primarily due to an increase in the overall average selling price of the Company’s products, as well as further improvements in logistics efficiency.

•
Selling and Marketing Expenses. Selling and marketing expenses for the third quarter of 2024 were RMB494.4 million (US$70.4 million), as compared with RMB511.7 million for the prior year period. As a percentage of total net revenues, selling and marketing expenses for the third quarter of 2024 increased to 73.0% from 71.3% for the prior year period. The increase was primarily due to increased investments in the Douyin platform, in line with the growing revenue contribution from Douyin, partially offset by lower marketing expenses as a result of the Company’s more strategic marketing spending.
•
General and Administrative Expenses. General and administrative expenses for the third quarter of 2024 were RMB85.0 million (US$12.1 million), as compared with RMB151.8 million for the prior year period. As a percentage of total net revenues, general and administrative expenses for the third quarter of 2024 decreased to 12.6% from 21.1% for the prior year period. The decrease was primarily attributable to lower payroll expenses resulting from a reduction in general and administrative headcount and lower share-based compensation expenses.

•
Research and Development Expenses. Research and development expenses for the third quarter of 2024 were RMB25.3 million (US$3.6 million), as compared with RMB24.7 million for the prior year period. As a percentage of total net revenues, research and development expenses for the third quarter of 2024 increased to 3.7% from 3.4% for the prior year period. The increase was primarily attributable to the deleveraging effect of lower total net revenues in the third quarter of 2024.

Loss from Operations

Loss from operations for the third quarter of 2024 was RMB141.3 million (US$20.1 million), as compared with RMB231.5 million for the prior year period. Operating loss margin was 20.9%, as compared with 32.2% for the prior year period.

Non-GAAP loss from operations4 for the third quarter of 2024 was RMB98.5 million (US$14.0 million), as compared with RMB164.6 million for the prior year period. Non-GAAP operating loss margin was 14.5%, as compared with 22.9% for the prior year period.

Net Loss

Net loss for the third quarter of 2024 was RMB121.1 million (US$17.3 million), as compared with RMB197.9 million for the prior year period. Net loss margin was 17.9%, as compared with 27.6% for the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS5 for the third quarter of 2024 was RMB1.22 (US$0.17), as compared with RMB1.81 for the prior year period.

Non-GAAP net loss for the third quarter of 2024 was RMB76.6 million (US$10.9 million), as compared with RMB130.2 million for the prior year period. Non-GAAP net loss margin was 11.3%, as compared with 18.1% for the prior year period. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS6 for the third quarter of 2024 was RMB0.77 (US$0.11), as compared with RMB1.19 for the prior year period.

4 Non-GAAP loss from operations is a non-GAAP financial measure. Effective from the fourth quarter of 2023, non-GAAP loss from operations is defined as loss from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill. Non-GAAP loss from operations for the prior year period presented in this document is also calculated in the same manner.

5 ADS refers to American depositary shares, each of which represents twenty Class A ordinary shares, effective from March 18, 2024. Prior to that date, each ADS represented four Class A ordinary shares. Unless otherwise stated, the current ADS ratio has been applied retrospectively to all periods presented in this document.

6 Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure. Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is defined as non-GAAP net loss attributable to ordinary shareholders divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Effective from the fourth quarter of 2023, non-GAAP net loss attributable to ordinary shareholders is defined as net loss attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) tax effects on non-GAAP adjustments and (vi) accretion to redeemable non-controlling interests. Non-GAAP net loss attributable to ordinary shareholders per diluted ADS for the prior year period presented in this document is also calculated in the same manner.

Balance Sheet and Cash Flow

As of September 30, 2024, the Company had cash, restricted cash and short-term investments of RMB1.31 billion (US$186.5 million), as compared with RMB2.08 billion as of December 31, 2023.

Net cash used in operating activities for the third quarter of 2024 was RMB175.9 million (US$25.1 million), as compared with RMB163.4 million for the prior year period.

Business Outlook

For the fourth quarter of 2024, the Company expects its total net revenues to be between RMB1.07 billion and RMB1.18 billion, representing a year-over-year increase of approximately 0% to 10%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.0176 to US$1.00, the exchange rate in effect as of September 30, 2024, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Wednesday, November 20, 2024, at 7:30 A.M. U.S. Eastern Time or 8:30 P.M. Beijing Time to discuss its financial results and operating performance for the third quarter 2024.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong, SAR (toll free):	800-905-945
Hong Kong, SAR:	+852-3018-4992
Conference ID:	6604822

The replay will be accessible through Wednesday, November 27, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	6604822

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading China-based beauty group with the mission of creating an exciting new journey of beauty discovery for consumers around the world. Founded in 2016, the Company has launched and acquired numerous color cosmetics and skincare brands including Perfect Diary, Little Ondine, Pink Bear, Galénic, DR.WU (its mainland China business), Eve Lom and EANTiM. The Company’s flagship brand, Perfect Diary, is one of the leading color cosmetics brands in China in terms of retail sales value. The Company primarily reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill and (v) tax effects on non-GAAP adjustments. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) tax effects on non-GAAP adjustments and (vi) accretion to redeemable non-controlling interests. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions globally and in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: yatsen@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	September 30,	September 30,
	2023	2024	2024
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	836,888	503,075	71,688
Restricted Cash	21,248	-	-
Short-term investments	1,218,481	805,851	114,833
Accounts receivable, net	198,851	208,285	29,680
Inventories, net	352,090	438,419	62,474
Prepayments and other current assets	303,841	431,583	61,500
Amounts due from related parties	20,200	7,181	1,023
Total current assets	2,951,599	2,394,394	341,198
Non-current assets
Investments	618,752	628,355	89,540
Property and equipment, net	64,878	72,315	10,305
Goodwill, net	556,567	571,129	81,385
Intangible assets, net	671,396	638,079	90,926
Deferred tax assets	1,375	1,426	203
Right-of-use assets, net	114,348	129,303	18,426
Other non-current assets	27,100	25,728	3,666
Total non-current assets	2,054,416	2,066,335	294,451
Total assets	5,006,015	4,460,729	635,649
Liabilities, redeemable non-controlling interests and shareholders' equity
Current liabilities
Accounts payable	105,691	70,781	10,086
Advances from customers	41,579	31,604	4,504
Accrued expenses and other liabilities	391,217	392,448	55,923
Amounts due to related parties	9,431	14,832	2,114
Income tax payables	17,946	19,112	2,723
Lease liabilities due within one year	45,464	47,484	6,766
Total current liabilities	611,328	576,261	82,116
Non-current liabilities
Deferred tax liabilities	111,591	111,972	15,956
Deferred income-non current	30,556	18,401	2,622
Lease liabilities	67,767	83,042	11,833
Total non-current liabilities	209,914	213,415	30,411
Total liabilities	821,242	789,676	112,527
Redeemable non-controlling interests	51,466	49,737	7,087
Shareholders’ equity

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2023 and September 30, 2024; 2,030,600,883 Class A shares and 666,572,880 Class B ordinary shares issued as of December 31, 2023, 2,096,600,883 Class A shares and 600,572,880 Class B ordinary shares issued as of September 30, 2024; 1,487,546,132 Class A ordinary shares and 666,572,880 Class B ordinary shares outstanding as of December 31, 2023, 1,370,591,808 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding as of September 30, 2024)

	173	173	25
Treasury shares	(864,568)	(1,066,199)	(151,932)
Additional paid-in capital	12,260,208	12,263,026	1,747,467
Statutory reserve	24,177	24,177	3,445
Accumulated deficit	(7,345,153)	(7,669,093)	(1,092,837)
Accumulated other comprehensive income	60,200	76,710	10,933
Total Yatsen Holding Limited shareholders' equity	4,135,037	3,628,794	517,101
Non-controlling interests	(1,730)	(7,478)	(1,066)
Total shareholders' equity	4,133,307	3,621,316	516,035
Total liabilities, redeemable non-controlling interests and shareholders' equity	5,006,015	4,460,729	635,649

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended September 30,
	2023	2024	2024
	RMB'000	RMB'000	USD'000
Total net revenues	718,125	677,016	96,474
Total cost of revenues	(205,325)	(163,191)	(23,255)
Gross profit	512,800	513,825	73,219
Operating expenses:
Fulfilment expenses	(56,025)	(50,412)	(7,184)
Selling and marketing expenses	(511,706)	(494,357)	(70,445)
General and administrative expenses	(151,830)	(85,046)	(12,119)
Research and development expenses	(24,739)	(25,338)	(3,611)
Total operating expenses	(744,300)	(655,153)	(93,359)
Loss from operations	(231,500)	(141,328)	(20,140)
Financial income	30,319	7,722	1,100
Foreign currency exchange gain	1,800	12,825	1,828
Loss from equity method investments, net	(6,655)	(6,510)	(928)
Other income, net	8,780	6,239	889
Loss before income tax expenses	(197,256)	(121,052)	(17,251)
Income tax expenses	(654)	(4)	(1)
Net loss	(197,910)	(121,056)	(17,252)
Net loss (income) attributable to non-controlling interests and redeemable non-controlling interests	1,371	(11)	(2)
Net loss attributable to Yatsen's shareholders	(196,539)	(121,067)	(17,254)
Shares used in calculating loss per share (1):
Weighted average number of Class A and Class B ordinary shares:
Basic	2,173,360,208	1,986,538,509	1,986,538,509
Diluted	2,173,360,208	1,986,538,509	1,986,538,509
Net loss per Class A and Class B ordinary share
Basic	(0.09)	(0.06)	(0.01)
Diluted	(0.09)	(0.06)	(0.01)
Net loss per ADS (20 ordinary shares equal to 1 ADS) (2)
Basic	(1.81)	(1.22)	(0.17)
Diluted	(1.81)	(1.22)	(0.17)

	For the Three Months Ended September 30,
	2023	2024	2024
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000
Fulfilment expenses	767	252	36
Selling and marketing expenses	9,485	2,289	326
General and administrative expenses	42,635	23,743	3,383
Research and development expenses	24	763	109
Total	52,911	27,047	3,854

(1) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

(2) Effective from March 18, 2024, the Company changed its ADS to Class A Ordinary Share ratio from one ADS representing four ordinary shares to one ADS representing twenty ordinary shares. The historical and present income (loss) per ADS have been adjusted retroactively for all periods presented to reflect this change.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended September 30,
	2023	2024	2024
	RMB'000	RMB'000	USD'000
Loss from operations	(231,500)	(141,328)	(20,140)
Share-based compensation expenses	52,911	27,047	3,854
Amortization of intangible assets resulting from assets and business acquisitions	13,956	15,779	2,248
Non-GAAP loss from operations	(164,633)	(98,502)	(14,038)
Net loss	(197,910)	(121,056)	(17,252)
Share-based compensation expenses	52,911	27,047	3,854
Amortization of intangible assets resulting from assets and business acquisitions	13,956	15,779	2,248
Revaluation of investments on the share of equity method investments	3,227	3,266	465
Tax effects on non-GAAP adjustments	(2,430)	(1,586)	(226)
Non-GAAP net loss	(130,246)	(76,550)	(10,911)
Net loss attributable to Yatsen's shareholders	(196,539)	(121,067)	(17,254)
Share-based compensation expenses	52,911	27,047	3,854
Amortization of intangible assets resulting from assets and business acquisitions	13,701	15,385	2,192
Revaluation of investments on the share of equity method investments	3,227	3,266	465
Tax effects on non-GAAP adjustments	(2,430)	(1,559)	(222)
Non-GAAP net loss attributable to Yatsen's shareholders	(129,130)	(76,928)	(10,965)
Shares used in calculating loss per share:
Weighted average number of Class A and Class B ordinary shares:
Basic	2,173,360,208	1,986,538,509	1,986,538,509
Diluted	2,173,360,208	1,986,538,509	1,986,538,509
Non-GAAP net loss attributable to ordinary shareholders per Class A and Class B ordinary share
Basic	(0.06)	(0.04)	(0.01)
Diluted	(0.06)	(0.04)	(0.01)
Non-GAAP net loss attributable to ordinary shareholders per ADS (20 ordinary shares equal to 1 ADS) (1)
Basic	(1.19)	(0.77)	(0.11)
Diluted	(1.19)	(0.77)	(0.11)

(1) Effective from March 18, 2024, the Company changed its ADS to Class A Ordinary Share ratio from one ADS representing four ordinary shares to one ADS representing twenty ordinary shares. The historical and present income (loss) per ADS have been adjusted retroactively for all periods presented to reflect this change.